

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 7, 2016

<u>Via E-mail</u>
Stephen J. Neyland
Chief Financial Officer
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

      Re: **Enbridge Energy Partners, L.P.**
                Form 10-K for Fiscal Year Ended December 31, 2015
                Filed February 17, 2016
                File No. 1-10934

Dear Mr. Neyland:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Ethan Horowitz

                                    Ethan Horowitz
                                    Branch Chief
                                    Office of Natural Resources